SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------

                               SCHEDULE TO/A
                                (Rule 13e-4)
                       (Amendment No. 2/Final Amendment)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                        VocalTec Communications Ltd.
       (Name of Subject Company (Issuer) and Filing Person (Offeror))

     Options to Purchase Ordinary Shares, Par Value NIS 0.01 Per Share
                       (Title of Class of Securities)

                                    n/a*
                   (CUSIP Number of Class of Securities)

                        VocalTec Communications Ltd.
                              2 Maskit Street
                      Herzeliya Pituach, 46733 Israel
                             (+972) 9-970-7883
         (Name, Address, and Telephone Numbers of Person Authorized
     to Receive Notices and Communication of Behalf of Filing Persons)

                                  Copy to:
                           Phyllis G. Korff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                            Tel: (212) 735-3000
                            Fax: (212) 735-2000


Amount Previously Paid: $377.42      Filing Party: VocalTec Communications Ltd.
Form or Registration No.: 5-61725    Date Filed: July 5, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| Third-party tender offer subject to Rule 14d-1.
|X| Issuer tender offer subject to Rule 13e-4.
|_| Going private transaction subject to Rule 13e-3.
|_| Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Ordinary Shares is 928568 10 2.



         This Amendment No. 2 and Final Amendment amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), as amended, filed with the Securities and Exchange Commission on July 5, 2001, relating to the offer to exchange options to purchase ordinary shares of VocalTec Communications, Ltd. ("VocalTec"), par value NIS 0.01 per share, held by employees for new options to purchase ordinary shares of VocalTec with a per share exercise price equal to the fair market value of VocalTec's shares on the date of grant of the new options upon the terms and subject to the conditions in the Offer to Exchange dated July 5, 2001 (as amended and supplemented, the "Offer to Exchange"), the related memorandum from VocalTec dated July 5, 2001, the Election Form and the Form of Notice of Change in Election, filed as exhibits (a)(1), (a)(2), (a)(4) and (a)(5), respectively, with the Schedule TO (the "Offer").

         The Offer expired on August 3, 2001 at 5p.m. local time in each employee's principal place of employment and options to purchase a total of 922,387 of VocalTec's ordinary shares were tendered by employees of VocalTec and its subsidiaries and accepted for exchange. VocalTec will grant New Options to purchase Ordinary Shares of VocalTec, in exchange for the options accepted for exchange, subject to the terms and conditions of the Offer.

         This Amendment No. 2 supplements the exhibits to the Schedule TO previously filed by VocalTec, by adding Exhibit (a)(7) and Exhibit (a)(8). Exhibit (a)(7) is a form of memorandum to all employees of VocalTec or any of its subsidiaries reporting the results of the Offer. Starting August 26, 2001, the memorandum in the form of Exhibit (a)(7) will be sent together with an individual letter to each employee of VocalTec or any of its subsidiaries, in the form filed herewith as Exhibit (a)(8).

Item 12. Exhibits

         Item 12 is hereby amended and restated as follows so as to add a reference to Exhibit (a)(7) and Exhibit (a)(8), which are attached hereto:

         (a) (1) The Offer to Exchange all Existing options for New Options dated July 5, 2001.*

               (2)  Memorandum to Employees dated July 5, 2001.*

               (3)  Cover Letter to Employees dated July 5, 2001.*

               (4)  Election Form.*

               (5)  Form of Notice of Change in Election.*

               (6)  Letter to Employees dated July 18, 2001.*

               (7) Form of Memorandum to all employees of VocalTec Communications Ltd. or any of its subsidiaries.

               (8) Form of Individual Letter to employees of VocalTec Communications Ltd. or any of its subsidiaries.

         (b)   Not applicable.

         (d) (1) VocalTec Communications Ltd. 1996 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1996 as an exhibit to VocalTec's Registration Statement on Form S-8, SEC File No. 2-0-27648, which is incorporated herein by reference.*

               (2) VocalTec Communications Ltd. 1997 Stock Option and Incentive Plan previously filed with the SEC on October 31, 1997 as an exhibit to VocalTec's Registration Statement of Form S-8, SEC File No. 333-00120, which is incorporated herein by reference.*

               (3) VocalTec Communications Ltd. 1998 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.*

               (4) VocalTec Communications Ltd. 1999 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.*

               (5) VocalTec Communications Ltd. 2000 Master Option Plan previously filed with the SEC on July 2, 2001 as an exhibit to VocalTec's Annual Report on Form 20-F, SEC File No. 2-0-27648, which is incorporated herein by reference.*

         (g)   Not applicable.

         (h)   Not applicable.

* Previously filed.






                                 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.


                                            VOCALTEC COMMUNICATIONS LTD.

                                            By:  /s/ Hugo Goldman
                                               -------------------------------
                                               Name: Hugo Goldman
                                               Title: Chief Financial Officer

Date: August 9, 2001